Exhibit 12.1
FHLBANK TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
12/31/2006
(Thousands)

	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Earnings
Income Before Assessments	185,448	184,871	127,216	119,200	78,778
Total Fixed Charges	2,238,914	1,500,725	798,103	661,038	825,346
Capitalized Interest	—	—	—	—	—

Total Earnings	2,424,362	1,685,596	925,319	780,238	904,124

Fixed Charges
Interest Expense[1]	2,238,914	1,500,725	798,103	661,038	825,346
Capitalized Interest	—	—	—	—	—
Estimated Interest Attributable to Rental Expense [2]	—	—	—	—	—

Total Fixed Charges	2,238,914	1,500,725	798,103	661,038	825,346

Earnings to Fixed Charges Ratio	1.08	1.12	1.16	1.18	1.10

[1]
For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2]	The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.